Mail Stop 4561

August 10, 2006

Mr. Charles R. Elliott
Chief Financial Officer, Secretary, and Treasurer
Roberts Realty Investors, Inc.
450 Northridge Parkway
Suite 302
Atlanta, GA    30350

> **Re:    Roberts Realty Investors, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 001-13183**

Dear Mr. Elliott:

We have reviewed your response letter dated July 31, 2006 and have the following additional comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 8 – Segment Reporting, page F-18

1.  We have read your response to comment 2.  Please further provide us with a more detailed analysis of the aggregation of your operating segments (apartment communities versus retail centers) based on each of the requirements set forth in paragraph 17 of SFAS 131.  On page 41 of your filing, you disclose that the revenues and income from operations you will receive from the retail centers will be substantially less than the revenues and income from operations you would have received from the residential communities if you had not sold them.  This suggests that the future prospects may differ between your residential properties and retail properties.  Please specifically address the long-term average gross margins of the retail properties compared to the residential properties in your response.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief